Exhibit 99.1

Ferrari N.V.: periodic report on the buyback program

Maranello (Italy), 2 March 2020 - Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) announces that under the third tranche of the common share buyback program announced on 14 November 2019 (“Third Tranche”), the Company has purchased additional common shares - reported in aggregate form, on a daily basis - on the Italian Stock Exchange (MTA) as follows:

	MTA			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
21/02/2020	29,310	160.7687	4,712,130.16	12,200	172.9629	2,110,147.38	1,953,659.27	41,510	160.5827	6,665,789.43
24/02/2020	69,911	151.4942	10,591,111.93	38,344	164.3476	6,301,744.37	5,825,239.76	108,255	151.6452	16,416,351.69
25/02/2020	7,045	149.4652	1,052,982.30	18,000	163.6834	2,946,301.20	2,717,990.04	25,045	150.5679	3,770,972.34
26/02/2020	19,471	147.0217	2,862,658.90	15,497	161.3630	2,500,642.41	2,299,441.30	34,968	147.6235	5,162,100.20
27/02/2020	48,336	144.4175	6,980,565.54	12,635	159.2950	2,012,692.33	1,835,728.13	60,971	144.5981	8,816,293.67
28/02/2020	29,824	140.9798	4,204,580.99	14,059	156.1298	2,195,028.86	1,999,661.89	43,883	141.3815	6,204,242.88
Total	203,897	149.1147	30,404,029.82	110,735	163.1513	18,066,556.55	16,631,720.39	314,632	149.4945	47,035,750.21

Since the announcement of the Third Tranche of the buyback program dated 14 November 2019 till 28 February 2020, the total invested consideration has been:

•	Euro 95,563,185.59 for No. 633,252 common shares purchased on the MTA

•	USD 21,834,867.26 (Euro 20,034,054.25*) for No. 133,275 common shares purchased on the NYSE resulting in total No. 9,164,134 common shares held in treasury as of 28 February 2020. As of the same date, the Company held 3.56% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.
To date, since 1 January 2019, the Company has purchased a total of 3,431,660 own common shares on MTA and NYSE for a total consideration of Euro 465,197,729.72.

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

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